                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of February 2015, The XTS 2012 Trust acquired control due to ownership of greater than 25% of Castlerigg Equity Event & Arbitrage Fund’s (the "Fund") outstanding shares. The XTS 2012 Trust owned 100.0% of the Fund and thus controlled the Fund as of that date.